Filed Pursuant to Rule 433

Registration No. 333-136921

Washington Real Estate Investment Trust

$135,000,000

3.875% CONVERTIBLE SENIOR NOTES DUE SEPTEMBER 15, 2026 (the “Notes”)

FINAL TERMS AND CONDITIONS

Issuer:	Washington Real Estate Investment Trust (“WRIT”)

Trade date:	January 17, 2007

Settlement date:	January 22, 2007

Maturity date:	September 15, 2026

Minimum denominations:	$1,000 x $1,000

Total principal amount:	$135,000,000

Maximum over-allotment amount:	$15,000,000

Coupon:	3.875%

Public offering price:	100.5% of the principal amount plus accrued interest, if any, from January 22, 2007

Net proceeds to issuer:	$131.3 million plus accrued interest, if any, from January 22, 2007

Interest payment dates:	March 15 and September 15, commencing on March 15, 2007

Day count:	30 / 360

Conversion price:	$49.78

Conversion rate:	20.0900

Conversion premium:	20.9%

Call protection:	WRIT may redeem on or after September 20, 2011

Put dates:	September 15, 2011; September 15, 2016; and September 15, 2021

Make whole premium table:

	Effective Date
Applicable Price	January 17, 2007	September 15, 2007	September 15, 2008	September 15, 2009	September 15, 2010	September 20, 2011
$41.17	4.2930	4.2889	4.2807	4.2654	4.2392	4.2184
$45.00	2.9638	2.9334	2.8413	2.6668	2.3699	2.1340
$50.00	1.7601	1.7152	1.6002	1.3934	1.0234	0.0647
$55.00	0.9654	0.9214	0.8167	0.6380	0.3352	0.0000
$60.00	0.4572	0.4224	0.3444	0.2209	0.0436	0.0000
$65.00	0.1501	0.1280	0.0841	0.0234	0.0000	0.0000
$70.00	0.0012	0.0000	0.0000	0.0000	0.0000	0.0000
$75.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

Maximum conversion rate (subject to adjustment):	24.383

Pro forma as adjusted numbers as of September 30, 2006:	• Cash and cash equivalents: $74,157,000 • 3.875%convertible senior notes offered hereby: $135,000,000 • Total capitalization: $1,542,445,000

CUSIP:	939653AK7

Principal amount of notes to each underwriter:	Credit Suisse Securities (USA) LLC $121,500,000 A.G. Edwards & Sons, Inc. $4,500,000 Robert W. Baird & Co., Incorporated $4,500,000 Raymond James & Associates, Inc. $4,500,000 $135,000,000

Underwriting discounts and commissions:	3.0% of the principal amount of the Notes

Tax – Amortizable bond premium

If a U.S Holder purchases a debt instrument for an amount that is greater than the sum of all amounts payable on the debt instrument after the purchase date, other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the debt instrument with “amortizable bond premium.” In general, amortizable bond premium with respect to any convertible debt instrument (such as a Note) will be equal to the excess, if any, of the tax basis (reduced as set forth in the following sentence) over the sum of all amounts payable on the debt instrument other than qualified stated interest. For this purpose only, a U.S. Holder’s tax basis in a convertible debt instrument is reduced by an amount equal to the value of such U.S. Holder’s option to convert the convertible debt instrument for other property (such as cash and WRIT’s common shares); the value of this conversion option may be determined under any reasonable method. However, in the case of a debt instrument that may be redeemed prior to maturity at the option of the issuer (such as a Note), the amount of amortizable bond premium is determined by substituting the first date on which the debt instrument may be redeemed (the “redemption date”) for the maturity date and the applicable redemption price on the redemption date for the amount payable at maturity, if the result would maximize the U.S. Holder’s yield to maturity. If the issuer does not in fact exercise its right to redeem the debt instrument on the applicable redemption date, the debt instrument will be treated (solely for purposes of the amortizable bond premium rules) as having matured and then as having been reissued for the U.S. Holder’s “adjusted acquisition price,” which is an amount equal to the U.S. Holder’s basis in the debt instrument (as determined under the applicable Treasury Regulations), less the sum of (1) any amortizable bond premium allocable to prior accrual periods and (2) any payments previously made on the debt instrument (other than payments of qualified stated interest). The debt instrument deemed to have been reissued will again be subject to the amortizable bond premium rules with respect to the remaining dates on which the debt instrument is redeemable.

A U.S. Holder may elect to amortize bond premium on a debt instrument. Once made, the election applies to all taxable debt instruments then owned and thereafter acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies, and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor. In general, a U.S. Holder amortizes bond premium by offsetting the qualified stated interest allocable to an accrual period with the bond premium allocable to the accrual period, which is determined under a constant yield method pursuant to the applicable Treasury Regulations. If the bond premium allocable to an accrual period exceeds the qualified stated interest allocable to such period, the excess is treated by the U.S. Holder as a bond premium deduction. The bond premium deduction for each accrual period is limited to the amount by which the U.S. Holder’s total interest inclusions on the debt instrument in prior accrual periods exceed the total amount treated by such U.S. Holder as a bond premium deduction on the debt instrument in prior accrual periods. Any amounts not deductible in an accrual period may be carried forward to the next accrual period and treated as bond premium allocable to that period.

The U. S. Holder’s tax basis in the Notes will generally equal the amount the holder paid for the Notes, adjusted by subtracting any payments (other than of qualified stated interest) received on the Notes and any amortizable bond premium taken by the U.S. Holder with respect to the Notes.

Washington Real Estate Investment Trust has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus in that registration statement and other documents Washington Real Estate Investment Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling toll free 1-800-221-1037.